# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CalciMedica Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 505 COAST BOULEVARD SOUTH, SUITE 307, LA JOLLA, California (CA), 92037
Date of event which requires filing of this statement: 02/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001352546

## Reporting persons
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 653,253; sole dispositive power 0; shared dispositive power 653,253; aggregate amount beneficially owned 653,253 (4.34% of the class)
  Comment: Comprised of 653,253 shares of Common Stock issuable upon exercise of warrants (subject to any adjustments that may be applicable) held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 653,253; sole dispositive power 0; shared dispositive power 653,253; aggregate amount beneficially owned 653,253 (4.34% of the class)
  Comment: Consists of 653,253 shares of Common Stock issuable upon exercise of warrants (subject to any adjustments that may be applicable) held by Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment advisor.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 653,253; sole dispositive power 0; shared dispositive power 653,253; aggregate amount beneficially owned 653,253 (4.34% of the class)
  Comment: Consists of 653,253 shares of Common Stock issuable upon exercise of warrants (subject to any adjustments that may be applicable).
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 653,253; sole dispositive power 0; shared dispositive power 653,253; aggregate amount beneficially owned 653,253 (4.34% of the class)
  Comment: Consists of 653,253 shares of Common Stock issuable upon exercise of warrants (subject to any adjustments that may be applicable) held by Deerfield Partners, L.P.

## Item 1. Issuer
Name of issuer: CalciMedica Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, CA 92037

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Mgmt, L.P. - 653,253 shares
Deerfield Management Company, L.P. - 653,253 shares
Deerfield Partners, L.P. - 653,253 shares
James E. Flynn - 653,253 shares
Percent of class:
Deerfield Mgmt, L.P. - 4.34%
Deerfield Management Company, L.P. - 4.34%
Deerfield Partners, L.P. - 4.34%
James E. Flynn - 4.34%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. - 653,253
Deerfield Management Company, L.P. - 653,253
Deerfield Partners, L.P. - 653,253
James E. Flynn - 653,253
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Mgmt, L.P. - 653,253
Deerfield Management Company, L.P. - 653,253
Deerfield Partners, L.P. - 653,253
James E. Flynn - 653,253

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/06/2026)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/06/2026)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/06/2026)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/06/2026)